UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

BioCancell Therapeutics, Inc.

File No. 333-156252 - CF#23159
_____

BioCancell Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 17, 2008, as amended.

Based on representations by BioCancell Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through February 13, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director